Exhibit 5

DENISON MINES CORP.

Management’s Discussion and Analysis

Three Months Ended March 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Denison Mines Corp. and its subsidiary companies and joint ventures (collectively, “Denison” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of May 9, 2012 and should be read in conjunction with the Company’s unaudited interim consolidated financial statements and related notes for the three months ended March 31, 2012. The interim consolidated financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”). All dollar amounts are expressed in U.S. dollars, unless otherwise noted.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, Annual Information Form and Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com and the United States at www.sec.gov/edgar.shtml.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained in this MD&A, including without limitation any information relating to the proposed Transaction, constitutes “forward-looking information”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and similar Canadian legislation concerning the business, operations and financial performance and condition of Denison.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur”, “be achieved” or “has the potential to”.

Forward looking statements are based on the opinions and estimates of management as of the date such statements are made, and they are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Denison to be materially different from those expressed or implied by such forward-looking statements. Denison believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A. In particular, this MD&A may contain forward-looking information pertaining to the following: the benefits and synergies of the Transaction, future opportunities for the combined company and any other statements regarding EFR’s and Denison’s future expectations, beliefs, goals or prospects, the estimates of Denison’s mineral resources; estimates regarding Denison’s uranium and vanadium production levels and sales volumes; capital expenditure programs, estimated production costs, exploration and development expenditures and reclamation costs; expectations of market prices and costs; supply and demand for uranium and vanadium; possible impacts of litigation and regulatory actions on Denison; exploration, development and expansion plans and objectives; Denison’s expectations regarding raising capital and adding to its mineral reserves and resources through acquisitions and development; and receipt of regulatory approvals, permits and licences and treatment under governmental regulatory regimes.

There can be no assurance that such statements will prove to be accurate, as Denison’s actual results and future events could differ materially from those anticipated in this forward-looking information as a result of those factors discussed in or referred to under the heading “Risk Factors” in Denison’s Annual Information Form dated March 28, 2012 available at http://www.sedar.com, and in its Form 40-F available at http://www.sec.gov/edgar.shtml, as well as the following: the parties’ ability to consummate the Transaction, the conditions to the completion of the Transaction, the ability of the parties to agree to the terms of the definitive agreements relating to the Transaction, the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the Transaction, global financial conditions, the market price of Denison’s securities, volatility in market prices for uranium and vanadium; ability to access capital, changes in foreign currency exchange rates and interest rates; liabilities inherent in mining operations; uncertainties associated with estimating mineral reserves and resources and production; uncertainty as to reclamation and decommissioning liabilities; failure to obtain industry partner and other third party consents and approvals, when required; delays in obtaining permits and licenses for development properties; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; public resistance to the expansion of nuclear energy and uranium mining; uranium industry competition and international trade restrictions; incorrect assessments of the value of acquisitions; property title risk; geological, technical and processing problems; the ability of Denison to meet its obligations to its creditors; actions taken by regulatory authorities with respect to mining activities; the potential influence of or reliance upon its business partners, and the adequacy of insurance coverage.

Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not, and should not be construed as being, exhaustive. Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions that the mineral reserves and mineral resources described can be profitably produced in the future. The forward-looking information contained in this MD&A is expressly qualified by this cautionary statement. Denison does not undertake any obligation to publicly update or revise any forward-looking information after the date of this MD&A to conform such information to actual results or to changes in Denison’s expectations except as otherwise required by applicable legislation.

DENISON MINES CORP.

Management’s Discussion and Analysis

Three Months Ended March 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

SELECTED QUARTERLY FINANCIAL INFORMATION

The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the three months ended March 31, 2012 and 2011.

(in thousands)	Three Months ended March 31 2012	Three Months ended March 31 2011
Results of Operations:
Total revenues	$26,359	$26,768
Net income (loss)	(51,987)	(7,067)
Basic earnings (loss) per share	(0.14)	(0.02)
Diluted earnings (loss) per share	(0.14)	(0.02)

	As at March 31, 2012	As at December 31, 2011
Financial Position:
Working capital	$87,805	$93,516
Long-term investments	727	522
Property, plant and equipment	326,032	367,370
Total assets	459,332	504,486
Total long-term liabilities	$38,326	$38,391

RESULTS OF OPERATIONS

General

The Company recorded a net loss of $51,987,000 ($0.14 per share) for the 2012 period compared with net loss of $7,067,000 ($0.02 per share) for the 2011 period. Results for the 2012 period include a charge of $44,079,000 relating to the impairment of the U.S. mining segment.

Revenues

Uranium sales revenue for the quarter was $22,703,000 from the sale of 380,000 pounds U3O8 at an average price of $59.74 per pound. Uranium sales for the same period in 2011 were 267,000 pounds U3O8 at an average price of $63.26 per pound resulting in revenue of $16,870,000.

No vanadium was sold in the quarter. In the first quarter of 2011, the Company sold 856,000 pounds of V2O5 equivalent at an average price of $6.52 per pound. Total vanadium sales revenue for the first quarter 2011 was $5,579,000.

Revenue from the environmental services division (“DES”) for the three months ended March 31, 2012 was $3,169,000 compared to $3,484,000 in the same period in 2011. Revenue from the management contract with Uranium Participation Corporation (“UPC”) for the three months ended March 31, 2012 was $435,000 compared to $551,000 in the same period in 2011.

Operating Expenses

Milling and Mining Expenses

The McClean Lake mill remains on stand-by. Operating costs for the period totaled $510,000 including stand-by costs compared to $143,000 in the first quarter of 2011. The Cigar Lake Joint Venture continues to pay nearly all of the stand-by expenses under the terms of the toll milling agreement. However, operating costs were higher than 2011 due to increased funding of the Surface Access Borehole Mines program (“SABM”, formerly known as the MED program) which is not part of stand-by costs.

DENISON MINES CORP.

Management’s Discussion and Analysis

Three Months Ended March 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

At the White Mesa mill, uranium production during the quarter totaled 414,000 pounds U3O8. No V2O5 was produced in the quarter. This compares to production of 340,000 pounds U3O8 and 413,000 V2O5 for the three months ended March 31, 2011. During the first quarter of 2012, the mill processed Arizona 1 and Daneros ore, as compared to Colorado Plateau ore in 2011.

At March 31, 2012, a total of 100,000 tons of conventional ore was stockpiled at the mill containing approximately 572,000 pounds U3O8 and 1,899,000 pounds V2O5. The Company also had approximately 526,000 pounds U3O8 contained in alternate feed material stockpiled at the mill at March 31, 2012.

Production costs1 at White Mesa for the three months ended March 31, 2012 were $32.49 per pound U3O8. Production costs were $50.18 per pound U3O8 in the three months ended March 31, 2011. Production costs are lower than in the first quarter of 2011 due to the types of ore fed to the mill and lower sulphuric acid costs.

Inventory available for sale was 230,000 pounds U3O8 at March 31, 2012.

On November 16, 2009, as amended on February 1, 2010 and July 22, 2011, the Center for Biological Diversity, Grand Canyon Trust, Sierra Club, Kaibab Band of Paiute Indians and Havasupai Tribe (the “Plaintiffs”) filed a lawsuit in the U.S. District Court for the District of Arizona against the U.S. Secretary of the Interior and the U.S. Bureau of Land Management (“BLM”) (together, the “Defendants”) seeking an order declaring that the Defendants have violated environmental laws in relation to the Company’s Arizona 1 mine, by not requiring a new Plan of Operations in connection with the start of mining activities. The Plaintiffs are also claiming that, if a new Plan of Operations is not required, the Defendants failed to conduct a review of potential environmental impacts from the mine since the existing Plan of Operations for the mine was approved by BLM in 1988. The Plaintiffs are seeking an order declaring that the Defendants have violated these environmental laws in relation to the Arizona 1 mine, and an injunction directing operations to cease and stopping the Defendants from authorizing or allowing any further mining or exploration operations at the Arizona 1 mine until BLM complies with all applicable laws. On October 7, 2011, the District Court issued its final ruling in favour of BLM and Denison and against the Plaintiffs on all counts. On November 28, 2011, the Plaintiffs appealed the District Court’s ruling to the Ninth Circuit Court of Appeals, and on December 8, 2011 filed a motion in the District Court for preliminary injunction, pending appeal. That motion was denied by the District Court judge on January 11, 2012. On January 26, 2012, the Plaintiff’s filed an emergency motion for an injunction pending appeal in the Court of Appeals and on February 24, 2012, the Court of Appeals denied the motion for injunction. The appeal of the District Court’s ruling is under way, and oral argument and a decision from the Court of Appeals is expected in the 3rd or 4th quarter of 2012. If the Plaintiffs are successful on the appeal, the Company may be required to stop mining activities at the Arizona 1 mine pending resolution of this matter. Any required stoppage of mining could have an adverse impact on the Company.

On February 17, 2012, Uranium Watch and Living Rivers filed a Notice of Appeal and Petition for Stay with the Interior Board of Land Appeals (“IBLA”), relating to a January 18, 2012 response by BLM to a request for information made by Uranium Watch and Living Rivers. In that request, Uranium Watch and Living Rivers asked BLM to confirm, among other things, that the existing Plan of Operations and related Environmental Assessment for a portion of the La Sal Mines Complex are sufficient under BLM regulations and NEPA. In responding to that request, BLM stated that the Plan of Operations is sufficient, that no new decisions have been made and that the related Environmental Assessment is sufficient until a new decision needs to be made. Uranium Watch and Living Rivers have alleged that this response by BLM constitutes an appealable “decision” by BLM and have requested a stay of operations at the La Sal mine pending a decision by IBLA on the appeal. Denison was added as an intervener in this action on March 7, 2012. Both BLM and Denison have filed responses and motions to dismiss this action for lack of standing, on the basis that an appealable decision has not been made by BLM. A decision from IBLA is pending at this time.

On July 28, 2011, the Southern Utah Wilderness Alliance filed a Notice of Appeal with IBLA challenging BLM’s Finding of No Significant Impact (“FONSI”) for the Company’s recently acquired Daneros Mine project’s Environmental Assessment, requesting that IBLA set aside the FONSI and remand the Environmental Assessment to the BLM with instructions to prepare an Environmental Impact Statement or to revise the Environmental Assessment. Denison has been added as an intervenor in this action, and believes this challenge is without merit and should be dismissed. Responses were filed by BLM and Denison in early December 2011, and a decision from IBLA is pending at this time.

[1]

Production costs include the costs of mining the ore fed to the mill in the period plus the costs of milling less a credit for vanadium produced in the period and excluding depreciation and amortization, which is a non-GAAP measure.

DENISON MINES CORP.

Management’s Discussion and Analysis

Three Months Ended March 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Other

Operating costs include expenses relating to DES amounting to $3,021,000 for the three months in 2012 compared to $3,410,000 for the same period in 2011.

Mineral Property Exploration

Denison is engaged in uranium exploration, as both operator and non-operator of joint ventures and as operator of its own properties in Canada, the U.S., Mongolia and Zambia. For the three months ended March 31, 2012 exploration expenditures totaled $3,035,000 as compared to $3,185,000 for the three months ended March 31, 2011.

A majority of the exploration expenditures during the 2012 period were spent in the Athabasca Basin region of northern Saskatchewan. During the quarter, Denison engaged in uranium exploration as part of the AREVA Resources Canada Inc. (“ARC”) operated McClean joint venture, as well as on three other exploration projects including the Company’s 60% owned Wheeler River project. Denison’s share of exploration spending on its Canadian properties totaled $2,595,000 for the three months ended March 31, 2012. For the three months ended March 31, 2011, Canadian exploration spending totaled $2,730,000. The 2012 winter drilling program on Wheeler River consisted of a total of 25 holes for 12,468 metres, with the major focus directed to testing several areas interpreted to host fault controlled thickening or stacking of mineralization in Zone A of the Phoenix deposit. The program identified opportunities for expanding the existing estimate of the mineral resources in Zone A with further Zone B targets yet to be drilled this summer.

Exploration expenditures of $306,000 for the three months ended March 31, 2012 ($305,000 for the three months ended March 31, 2011) were incurred in Mongolia on the Company’s joint venture properties. The Company currently has an 85% interest in the Gurvan Saihan Joint Venture (“GSJV”) in Mongolia. The other party to the joint venture is the Mongolian government with a 15% interest. Under the Nuclear Energy Law of Mongolia, the Mongolian participant in the GSJV is entitled to hold a 34% to 51% interest in the GSJV, depending on the amount of historic exploration that was funded by the Government of Mongolia, to be acquired at no cost to the Mongolian participant. This interest would be held by Mon-Atom LLC, the Mongolian state-owned uranium company.

The Company and Mon-Atom are proceeding with restructuring the GSJV to meet the requirements of the Nuclear Energy law, pending government reviews and authorizations. In March 2012, the Company acquired the 15% interest of Geologorazvedka, a Russian entity, for cash consideration of $742,000 and the release of Geologorazvedka’s share of unfunded joint venture obligations. This additional interest is expected to be transferred to Mon-Atom as part of the restructuring plan. The final restructuring of the GSJV is expected to result in the Company having its interest reduced to 66%. It is anticipated that the restructuring will be completed in 2012.

Exploration expenditures of $119,000 and $15,000 for the three months ended March 31, 2012 were made on the Company’s Mutanga project in Zambia and on its properties in the United States, respectively, in preparation for more extensive programs to begin in the second quarter.

General and Administrative

General and administrative expenses totaled $4,522,000 for the three months ended March 31, 2012 compared with $4,378,000 for the three months ended March 31, 2011. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock option expense and other overhead expenditures.

Other Expenses

Other expense totaled $4,475,000 for the three months ended March 31, 2012 compared with $1,991,000 for the three months ended March 31, 2011. This consists primarily of foreign exchange losses which totaled $3,565,000 for the three months ended March 31, 2012 compared to $2,567,000 for the three months ended March 31, 2011. Also included in the 2012 period is $742,000 related to the buyout of Geologorazvedka’s 15% interest in the GSJV.

Transaction with Energy Fuels Inc.

On April 16, 2012, the Company and Energy Fuels Inc. (“EFR”) announced that they had entered into a Letter Agreement to complete a transaction (the “Transaction”) whereby EFR will acquire all of Denison’s mining assets and operations located in the United States (the “US Mining segment”) from Denison in exchange for 425,441,494 common shares of EFR (the “EFR Share Consideration”). Immediately following the closing of the Transaction, Denison will complete a Plan of Arrangement (the “Denison Arrangement”) whereby Denison will complete a reorganization of its capital and will distribute the EFR Share Consideration to Denison shareholders on a pro rata basis as a return of capital in the course of that reorganization. Upon completion of the Denison Arrangement, Denison shareholders will receive approximately 1.106 common shares of EFR for each common share of the Company owned and will in aggregate own approximately 66.5% of the issued and outstanding common shares of EFR.

DENISON MINES CORP.

Management’s Discussion and Analysis

Three Months Ended March 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

Pursuant to the Letter Agreement, the parties have agreed to enter into exclusive negotiations with a view to entering into a definitive agreement in respect of the Transaction (the “Arrangement Agreement”). The execution of the Arrangement Agreement is subject to the following conditions:

(a)	Korea Electric Power Corporation (“KEPCO”) shall have waived its right of first opportunity provided for in the strategic relationship agreement dated as of June 15, 2009 among Denison, KEPCO and a subsidiary of KEPCO, or the 30-day period for exercising such right shall have expired without KEPCO exercising right;

(b)	the entering into of support agreements with all directors and officers of Denison, who own shares of Denison, and Zebra Holdings and Investments S.a.r.l. and Lorito Holdings S.a.r.l.;

(c)	the entering into of support agreements with all directors and officers of EFR, who own shares of EFR, and with the three largest shareholders of EFR;

(d)	the prior approval by the boards of directors of each of Denison and EFR; and

(e)	there shall not have been any event or change that has had or would be reasonably likely to have a material adverse effect on the business, operations, results of operations, prospects, assets, liabilities or financial condition of the US Mining segment and of the EFR group taken as a whole.

The three largest shareholders of EFR, being Dundee Resources Ltd., Pinetree Capital Ltd. and Mega Uranium Ltd. who collectively own approximately 22.7% of EFR’s outstanding common shares, have indicated their willingness to enter into support agreements in respect of the Transaction. Zebra Holdings and Investments S.a.r.l. and Lorito Holdings S.a.r.l., which own approximately 9.9% of Denison’s outstanding common shares, have also indicated their willingness to enter into support agreements in respect of the Transaction.

At its shareholder meeting to approve the Transaction, EFR also expects to seek shareholder approval to implement a 10-for-1 consolidation of its common shares.

Following execution of the Arrangement Agreement, it is anticipated that completion of the Transaction will be subject to the following additional conditions:

a)	approval of the Denison Arrangement by Denison shareholders at the special meeting scheduled on June 25, 2012;

b)	approval of the issuance of the EFR Share Consideration and, if required, waiver of the application of EFR’s shareholder rights plan as part of the Transaction by EFR shareholders;

c)	court approval of the Denison Arrangement;

d)	receipt of third party approvals and consents; and

e)	receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange.

The Letter Agreement contains customary deal protection mechanisms, including a reciprocal break fee of CAD$3.0 million payable in certain circumstances, non-solicitation provisions and a right to match any superior proposal.

Completion of the Transaction is subject to a number of conditions and contingencies, many of which are beyond the control of Denison and EFR. These conditions include the entering into of definitive agreements, receipt of third party and regulatory approvals, receipt of shareholder and court approval, and the absence of any material adverse changes. Although it is the intention of Denison and EFR to proceed as expeditiously as possible toward completion of the Transaction and the Denison Arrangement, there can be no guarantee that these transactions will be completed.

Subject to the above conditions being met and approvals being granted, it is anticipated that the Transaction will close by the end of the second quarter.

Impairment of US Mining Segment

Under the terms of the proposed Transaction with EFR, the Company’s US Mining segment will be sold to EFR in exchange for EFR shares which in turn will be distributed to the Company’s shareholders. The Company anticipates that, on completion of the transaction, it will be accounted for in accordance with the requirements of IFRIC 17 ‘Distribution of Non-cash Assets to Owners’. One of the requirements of IFRIC 17 is to fair value the assets being distributed to shareholders, which in this case is expected to be the EFR shares.

DENISON MINES CORP.

Management’s Discussion and Analysis

Three Months Ended March 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

The Company identified a potential impairment triggering event as a result of entering into the proposed Transaction with EFR and has therefore undertaken an impairment test on the US Mining segment as at March 31, 2012. The Company used a fair value less costs to sell analysis to determine the recoverable amount based on the terms of the proposed transaction with EFR. For the purposes of the impairment test, the estimated fair value less costs to sell was based on the 425,441,494 common shares of EFR to be received by the Company (prior to distribution to the Company’s shareholders) and a volume weighted average share price for EFR shares of $0.30 per share. As a result, the Company recognized an impairment loss of $44,079,000 in the first quarter. Under IFRIC 17, the impairment amount may be adjusted to reflect actual value of EFR shares received at the time of closing.

OUTLOOK FOR 2012

With the announcement of the sale of the Company’s US Mining segment, the outlook for the remainder of 2012 changes for Denison in terms of production and sales. As the result of the Transaction with EFR, the US Mining segment will be sold to EFR effective at the closing date, which is currently expected to be at the end of June. As a result, production and sales from the closing date will accrue to EFR.

In the second quarter, Denison’s uranium production is estimated at 277,000 pounds U3O8 from alternate feed sources.

Uranium sales are forecasted to be approximately 316,000 pounds of U3O8 during the second quarter.

Business Development

Denison’s plans for Canada, Zambia and Mongolia are not anticipated to change for 2012 as a result of the Transaction. Total expenditures on development and exploration projects in 2012, excluding the U.S., are estimated at $19.3 million.

In Canada, Denison will manage or participate in six exploration programs, of which Wheeler River will continue to be the primary focus. The total budget for these programs is CAD$11.7 million of which Denison’s share is CAD$7.8 million. At Wheeler River, a 12,468 metre winter drill program is complete and a 15,000 metre summer drill program is projected to begin in early June. Total cost for the Wheeler River program is estimated at CAD$6.8 million (Denison’s share CAD$4.1 million). Exploration work will also be carried out this summer on the Moore Lake, Murphy Lake, South Dufferin and Wolly projects.

In Canada, a total of $3.5 million is expected to be spent by Denison on development stage projects in 2012. The McClean North underground development feasibility study is being advanced to include the Sue D and Caribou deposits, along with continued evaluation and approval of the Environmental Assessment for the Midwest development project. This summer, a three-hole test program of the SABM mining method will be carried out on one of the McClean North ore pods.

In Zambia, the Company plans to follow up on its successful 2011 drill program on its 100% owned Mutanga project. In May, a 15,000 metre exploration drill program will begin, which will focus on several targets that have been identified near the existing resources. The Zambian program will total an estimated $7.1 million.

In Mongolia, a $4.3 million exploration and development program is projected, contingent upon receipt of the mining licences in mid-2012. Included in this budget is a $2.5 million, 27,900 metre exploration program focused on the Ulziit and Urt Tsav 2011 discoveries.

DENISON MINES CORP.

Management’s Discussion and Analysis

Three Months Ended March 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

SUMMARY OF QUARTERLY FINANCIAL RESULTS

(in thousands)	2012 Q1	2011 Q4	2011 Q3	2011 Q2
Total revenues	$26,359	$36,006	$17,033	$16,993
Net income (loss)	(51,987)	(65,537)	15,484	(13,749)
Basic and diluted earnings (loss) per share	(0.14)	(0.17)	0.04	(0.04)

	2011	2010	2010	2010
(in thousands)	Q1	Q4	Q3	Q2
Total revenues	$26,768	$39,232	$39,883	$27,230
Net income (loss)	(7,067)	(9,394)	(5,517)	16,744
Basic and diluted earnings (loss) per share	(0.02)	(0.03)	(0.02)	0.05

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $43,489,000 at March 31, 2012 compared with $53,515,000 at December 31, 2011. The decrease of $10,026,000 was due primarily to cash used in operations of $4,757,000 and expenditures on property, plant and equipment totaling $5,731,000.

Net cash used in operating activities of $4,757,000 during the three months ended March 31, 2012 is comprised of net loss for the period adjusted for non-cash items and for changes in working capital items. Significant changes in working capital items during the period include an increase of $5,699,000 in inventories and an increase of $7,839,000 in trade and other receivables.

Net cash used in investing activities was $6,486,000 consisting primarily of expenditures on property, plant and equipment of $5,731,000 and an increase in restricted cash of $765,000.

Net cash from financing activities totaled $230,000 consisting of an increase in debt obligations.

In total, these sources and uses of cash resulted in a net cash outflow after the effect of foreign exchange of $10,026,000 during the period.

On June 30, 2011 the Company put in place a revolving term credit facility (the “Credit Facility”) for up to $35,000,000. The amount of the Credit Facility available is the lesser of $35,000,000 and a “borrowing base” which is determined quarterly based on a percentage of accounts receivable and inventory. The current borrowing base is $35,000,000.

The Credit Facility contains a covenant to maintain a certain level of tangible net worth, which must be greater than or equal to the sum of $425,000,000 plus an amount equal to (i) 50% of each equity issue from and including June 30, 2011 and 50% of positive net income in each fiscal quarter from and including June 30, 2011. At March 31, 2012, the Company did not meet the minimum tangible net worth covenant. However, the Bank of Nova Scotia has waived this requirement and the Company is not in default under the Credit Facility.

The Credit Facility terminates on June 29, 2012. There is no debt outstanding under this facility; however $9,723,000 of the line was used as collateral for certain letters of credit at March 31, 2012. The Company is in discussions to evaluate opportunities for renewal of the Credit Facility.

The Company has provided an unlimited full recourse guarantee and a pledge of all of the shares of Denison Mines Inc. (“DMI”). DMI has provided a first-priority security interest in all present and future personal property and an assignment of its rights and interests under all material agreements relative to the McClean Lake and Midwest projects. In addition, each of the Company’s material US subsidiaries has provided an unlimited full recourse guarantee secured by a pledge of all of its shares and a first-priority security interest in all of its present and future personal property. The Credit Facility is subject to a standby fee of 1%.

DENISON MINES CORP.

Management’s Discussion and Analysis

Three Months Ended March 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TRANSACTIONS WITH RELATED PARTIES

The Company is a party to a management services agreement with UPC. Under the terms of the agreement, the Company will receive the following fees from UPC: a) a commission of 1.5% of the gross value of any purchases or sales of uranium completed at the request of the Board of Directors of UPC; b) a minimum annual management fee of CAD$400,000 (plus reasonable out-of-pocket expenses) plus an additional fee of 0.3% per annum based upon UPC’s net asset value between CAD$100,000,000 and CAD$200,000,000 and 0.2% per annum based upon UPC’s net asset value in excess of CAD$200,000,000; c) a fee of CAD$200,000 upon the completion of each equity financing where proceeds to UPC exceed CAD$20,000,000; d) a fee of CAD$200,000 for each transaction or arrangement (other than the purchase or sale of uranium) of business where the gross value of such transaction exceeds CAD$20,000,000 (“an initiative”); e) an annual fee up to a maximum of CAD$200,000, at the discretion of the Board of Directors of UPC, for on-going maintenance or work associated with an initiative; and f) a fee equal to 1.5% of the gross value of any uranium held by UPC prior to the completion of any acquisition of at least 90% of the common shares of UPC.

The following transactions were incurred with UPC for the periods noted below:

(in thousands)	Three Months Ended March 31, 2012	Three Months Ended March 31, 2011
Revenue
Management fees	$435	$551

Total	$435	$551

At March 31, 2012, accounts receivable includes $160,000 (December 31, 2011—$226,000) due from UPC with respect to the fees indicated above.

The Company has incurred management and administrative service fees of $21,000 (three months ended March 31, 2011:$31,000) with a company owned by the Chairman of the Company which provides corporate development, office premises, secretarial and other services.

Korea Electric Power Corporation

In June 2009, Denison completed definitive agreements with KEPCO. The agreements included a long-term offtake agreement which provides for the delivery to KEPCO of 20% of Denison’s annual U3O8 production (±10%) but not less than 350,000 pounds (±10%) per year from 2010 to 2015 inclusive. In light of the agreement with EFR, the Company is in discussions with KEPCO to assign the offtake agreement to EFR. KEPCO also purchased 58,000,000 common shares of Denison representing approximately 17% of the issued and outstanding capital as at the June 2009 share purchase. Pursuant to a strategic relationship agreement, KEPCO is entitled to subscribe for additional common shares in Denison’s future share offerings. KEPCO also has the right to require Denison to nominate two persons designated by KEPCO to Denison’s board of directors if KEPCO holds at least a 15% share interest in Denison (or one director if KEPCO’s share interest is between 5% and 15%). Currently, KEPCO’s interest in Denison is approximately 15.08%. Under the strategic relationship agreement, two representatives from KEPCO have been appointed to Denison’s board of directors.

The strategic relationship agreement also provides KEPCO with a right of first opportunity if Denison intends to sell any of its substantial assets. Similarly, the agreement provides KEPCO with a right to participate in certain purchases of substantial assets which Denison proposes to acquire. In accordance with the strategic relationship agreement, KEPCO is entitled to a right of first opportunity to purchase the US Mining segment on the same terms as the Transaction within thirty days of execution of the letter agreement. As of the date hereof, KEPCO has not notified Denison as to whether it will exercise its right.

DENISON MINES CORP.

Management’s Discussion and Analysis

Three Months Ended March 31, 2012

(Expressed in U.S. Dollars, Unless Otherwise Noted)

OUTSTANDING SHARE DATA

At May 9, 2012, there were 384,660,915 common shares issued and outstanding and 9,246,914 stock options outstanding for a total of 393,907,829 common shares on a fully-diluted basis.

CONTROLS AND PROCEDURES

The Company’s management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

There has not been any change in the Company’s internal control over financial reporting that occurred during the Company’s first fiscal quarter of 2012 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

RISK FACTORS

There are a number of factors that could negatively affect Denison’s business and the value of Denison’s common shares, including the factors listed in the Company’s Annual Information Form dated March 28, 2012 and in the Company’s annual MD&A dated March 9, 2012, both available at www.sedar.com, and in the Company’s Form 40-F available at www.sec.gov.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Denison’s properties in the MD&A was prepared by or under the supervision of Lawson Forand, P. Geo., the Company’s Exploration Manager Saskatchewan, and Terry Wetz, P.E., the Company’s Director of Project Development, who are Qualified Persons in accordance with the requirements of NI 43-101.